WEBSAFETY, INC.
1 Hampshire Court
Newport Beach, California 92660

November 20, 2009

Effic Simpson
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Subject:   File number 333-140378
Date: November 20, 2009

Dear Sir or Madam,

In response to your letter dated September 28, 2009 concerning  our Form 10-K for the year ended December 31, 2008, the following contains our responses to the comments in the order they were presented.

SEC Comments # 1 to # 5 are related to Form 10-K for the year ended December 31, 2008

SEC Comments # 1 - # 3 are related to Note 4 – Property and Equipment

1.	SEC Comment # 1

We note your disclosures relating to the acquisition of the software licensing asset, as well as the subsequent developments with respect to the WQN acquisition described in Form 10-Q for the period ended June 30, 2009. We note that as a result of the Asset Purchase Agreement with WQN, Inc. for the purchase of the Websafety assets, you intend to write-off the software licensing asset of $300,000 in the quarter ended September 30, 2009. Please tell us whether this includes the website development costs of $240,258 capitalized as of June 30, 2009. If not, please tell us why you believe such assets have future economic benefit and are recoverable in light of the fact that the Company has not generated any revenues to date related to its current business operations.

Response to SEC Comment # 1

The Company has incurred website development costs as part of web site application and infrastructure development activities.  Specifically, activities include coordination of design, engineering, initial integration and design modifications, script writing, web site designs and revisions, application side designs, pre-video production build/test flash prototype for oversize video browser scaling, eCommerce engine, etc.   All of these development costs were capitalized in accordance with EITF 00-2 (see Exhibit 00-2A section a through f within Website Application and Infrastructure Development Stage).

The Company capitalized the software licensing agreement with WQN, Inc. in the amount of $300,000 in June 2008 and web site development costs in the amount of $150,963 as of December 31, 2008, and $240,258 as of June 30, 2009.

The intended write-off does not include the web site development costs of $240,258. The Company plans to utilize the web site to launch the Websafety software products and expects to generate revenues in the near future.  The purchase of Websafety assets from WQN, Inc. did not change the recoverability of the carrying amount of the capitalized website development cost and therefore is not considered impaired in accordance with FAS 144 (FAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets, paragraph 8).  The website development costs will be amortized over its useful life once the Websafety software products are put in use in accordance with FAS 142, “Goodwill and Other Intangible Assets”.

SEC Comment # 2

Please note that impairment loss recognized for long-lived assets to be held and used shall be included in income from continuing operation before income taxes in the income statement in accordance with paragraph 25 of SFAS No. 144. Please confirm your understanding of this and that you will properly reflect the write-off of software licensing and other long-lived assets within operating expenses, as applicable.

Response to SEC Comment # 2

We agree that impairment loss recognized for long-lived assets to be held and used shall be included in income from continuing operations before income taxes within the income statement in accordance with paragraph 25 of SFAS No. 144.  Future filings beginning with the September 30, 2009 10-Q will classify the impairment loss properly.

2.	SEC Comment # 3

In light of the significance of the web site development costs capitalized by the company during fiscal 2008 and for the six months ended June 30, 2009, please tell us and revise your footnotes to the consolidated financial statements to disclose your accounting policy for web site development costs in accordance with EITF No. 00-2. Your response and revised disclosure should include how costs are accounted for during the various stages of development including a description of costs that are capitalized versus expensed.

Response to SEC Comment # 3

The following disclosure has been added to the Summary of Significant Accounting Policies footnote:

Web Site Development Costs

The Company has incurred web site development costs as part of web site application and infrastructure development activities.  Specific activities include coordination of design, engineering, initial integration and design modifications, script writing, web site designs and revisions, application side designs, pre-video production build/test flash prototype for oversize video browser scaling, eCommerce engine, etc.  All of these development costs were capitalized as of December 31, 2008 in accordance with EITF 00-2, “Accounting for Web Site Development Costs.” The total capitalized web site development costs were $150,963 at December 31, 2008.

SEC Comment # 4

Reference is made to your disclosure regarding Texas Atlantic Capital Partners LLC obtaining control of the company in June 2008 through the acquisition of 13,200,000 shares of the Company’s common stock or 72% of the total outstanding common stock. Based upon your disclosure, it appears the transaction was in substance a recapitalization. Supplementally, advise us and expand your disclosure to indicate the terms of this transaction that resulted in change in control, and what, if any, accounting recognition was given in the financial statements, and cite the accounting literature you relied upon.   We may have further comment upon reviewing your response.

Response to SEC Comment # 4

We note your comment regarding the change in control of ownership. The nature and circumstances giving rise to the acquisition by Texas Atlantic Capital Partners LLC (“Texas Atlantic”) is discussed in the foregoing paragraphs.

Blindspot Alert, Inc. (“Blindspot”, “The Company”), (formerly Promotions on Wheels Holdings, Inc), was unsuccessful in implementing and sustaining its original business plan of offering live promotions and marketing events. The Company was not generating any cash flow and was unable to raise any capital to continue its business or meeting it’s obligations. Additionally, the Company was experiencing difficulty in meeting its reporting and compliance obligations and was incapable of continuing its business.

The Company began pursuing other ventures and possible sources of future revenue and cash flow to maintain its current status as a reporting public entity. In June of 2008, the Company began negotiations with Texas Atlantic. Texas Atlantic agreed to assist the Company in its pursuit of new business opportunities, market those opportunities and to raise capital.

In exchange for Texas Atlantic’s willingness to help the company seek new business ventures, Texas Atlantic was to receive 13,200,000 shares of its common stock and assume control of the entity when an opportunity was concluded.

As a further inducement afforded Texas Atlantic in this transaction, the stockholders resolved to revise its existing capital structure with the intention of creating ownership that would accommodate giving Texas Atlantic control of the company, which was a requirement to get the original WQN license. To accomplish this, the stockholders agreed to cancel shares totaling 35,500.000. Subsequent to the issuance of 13,200,000 shares of common stock to Texas Atlantic and the cancellation of the 35,500,000 shares of common stock by the pre-existing shareholders, Texas Atlantic emerged with control of the Company.

On June 20, 2008, The Company issued 13,200,000 shares of its common stock to Texas Atlantic Capital Partners. The issuance of these shares represented approximately 62% of the then outstanding stock.

The issuance resulted in a change of control and meets the definition of a business combination under paragraph 9, of Statement of Financial Accounting Standards No 141, Business Combinations (FAS 141).  Paragraph 9 of FAS 141, defines a business combination as a transaction in which

…”an entity acquires net assets that constitute a business or acquires equity interests of one ore more other entities and obtains control over that entity or entities”.

The acquisition of the 13,200,000 shares of common stock resulted in Texas Atlantic Capital Partners, LLC, obtaining control over Blindspot Alert, Inc. and accordingly, a business combination had occurred.

  Pursuant to paragraph 13, of FAS 141, all business combinations should be accounted for under the purchase method of accounting. Under the purchase method of accounting  as defined in paragraph 37, the cost of the acquired entity shall be allocated to the assets acquired and the liabilities assumed based on their relative fair values at the date of the acquisition.

The Company has measured the fair values at the date of the business and concluded that the fair values approximated their book values. The Company has also analyzed the assets acquired to determine if any intangible assets were acquired that meet the criteria for separate valuation under paragraph 39 of FAS 141 and concluded that no such intangible existed. After allocating the cost of the assets acquired and the liabilities assumed based on their relative fair values, the company concluded that their fair values approximated their book values and accordingly no goodwill was recorded.

The business combination will be accounted for under the purchase method of accounting followed by a recapitalization of the company. The cancellation of the 35,500,000 shares of common stock will be retroactively presented in the statement of stockholders equity as if the  transaction with Texas Atlantic had occurred as of the earliest period presented.

Specifically, we will revise the statement of stockholders equity to present the 13,200,000 shares of common stock issued to Texas Atlantic and the cancellation of the 35,000,000 retroactively to the earliest period presented to reflect the recapitalization. More specifically, the statement of stockholders equity will be restated retroactively to present the outstanding shares as of July 3, 2006 (date of inception), after giving effect to the issuance of the 13,200,000 shares and the cancellation of the 35,500,000.

In addition to reviewing the facts and circumstances surrounding the acquisition by Texas Atlantic that led to the conclusion that the transaction  qualified as a business combination and that purchased accounting treatment should be applied, the Company further reviewed the transaction to determine whether the business combination resulted in a relationship that would constitute a “predecessor entity” within the meaning on Rule 405 of Regulation C. Rule 405 of Regulation C, defines the term predecessor …

“As an entity whose business and assets have for the most part been acquired by another entity in a succession or a series of related successions.”

Further, the staff expressed its view on the identity of a predecessor entity and when pre-acquisition financial statements should be presented after a business combination its April 3rd meeting of the SEC Regulations Committee. The elements Indicative of the existence of a predecessor and the requirement to present pre-acquisition financial statements was when

 “The public company succeeds to substantially all of the business of the operating company, and the registrants own operations prior to the succession appear insignificant relative to the operations assumed or acquired”.

The Company believes that the business combination does not identify a predecessor and hence the need for pre-acquisition financial statements is not required. The Company reached this conclusion by considering that Texas Atlantic was not an operating company for which any operations were assumed, nor were the operations of the registrant significantly different after the combination in relation to before.

The disclosures to the financial statements (specifically, Note 1, “Nature of Business and Summary of Significant Accounting Policies” and Note 6, “Ownership Change”) for the year ended December 31, 2008 and the six months ended June 30, 2009 will be expanded to indicate the terms of the transaction, the associated accounting treatment thereof and other relevant information necessary to enhance the readers understanding of the transaction.

As stated above, the business combination will be accounted for under the purchase method of accounting followed by a recapitalization of the company. The cancellation of the 35,500,000 shares of common stock will be retroactively presented in the statement of stockholders equity as if the  transaction with Texas Atlantic had occurred as of the earliest period presented.

Specifically, we will revise the statement of stockholders equity to present the 13,200,000 shares of common stock issued to Texas Atlantic and the cancellation of the 35,000,000 retroactively to the earliest period presented to reflect the recapitalization. More specifically, the statement of stockholders equity will be restated retroactively to present the outstanding shares as of July 3, 2006 (date of inception), after giving effect to the issuance of the 13,200,000 shares and the cancellation of the 35,500,000.

The December 31, 2008 10-K filing will be amended and subsequent filings will be revised accordingly.

3.	SEC Comment # 5

Furthermore, advise us and expand your disclosure to discuss the identity of the party involved, and the facts and circumstances surrounding the cancellation of the 35,500,000 shares which you indicate was coincidental with the acquisition. As part of your response explain the reason for the cancellation and whether any consideration was exchanged and if not, why the party that cancelled the shares was willing to do so.  We may have further comment upon reviewing your response.

Response to SEC Comment # 5

See response to comment # 4

Comments # 6 to # 8 are related to Form 10-Q for the period ended June 30, 2009

Statement of Operations, page 5

4.	SEC Comment # 6

Please revise your financial statement in future filings to include the “Loss on Option Acquire” of $245,000 within loss from continuing operations in light of the fact that the software licensing rights underlying the option agreement were related to your plan of operations and accordingly, should be reflected within operating expenses.

Response to SEC Comment # 6

In November 2008 the Company entered into an option agreement with Auburg Adams LLC a Texas limited liability company to acquire certain software licensing rights it had contracted for pursuant to a licensing agreement entered into with Essential Security Software, Inc. the developer.  The option would have allowed the Company to secure the rights of Auburg Adams LLC once a payment of $270,000 was made.  A total of $245,000 had been paid when the option expired on April 1, 2009.  The option agreement was related to the Company’s plan of operations.  The description will be changed to “Loss due to Option Expiration”.

5.	SEC Comment # 7

We note that on July 2, 2009 the Company closed on an asset acquisition agreement with WQN, Inc. Under the agreement they acquired all the of technology know as The Websafety Technology and Software for approximately 27,000,000 shares of your common stock (approximately 45%) and the company no longer has any royalty commitments to WQN under the June 30, 2008 license agreement. Furthermore, B. Michael Adler and Dr. Clifton H. Holley, both are affiliates of WQN, Inc. and both have been issued 1,500,000 common shares in connection with their employment agreements with the Company, in essence gaining control of the company. In this regard, it appears that issuance of shares represents as a capital transaction rather than as a purchase. Supplementally, advise us and expand your disclosure to describe the transaction in further detail and to identify relevant factors that support appropriate accounting for it as a purchase rather than a recapitalization. As part of your response, describe in detail the factors considered in determining the accounting acquirer in this transaction. In addition, indicate your basis for determining whether this is an acquisition of a business or assets.

Response to SEC Comment # 7

On July 2, 2009, The Company entered into an agreement with WQN, Inc. to acquire the Software technology, known as “Websafety”. The acquisition was an arms-length purchase with an unrelated party.  The closing of the asset acquisition was contingent upon WQN, delivering the technology as well as satisfying certain other conditions pursuant to the agreement. WQN shall deliver to the Company a fully executed Asset Purchase Agreement, a fully executed Bill of Sale, fully executed third party consents and/or approvals, and Title to and possession of the purchased assets.  The acquisition was limited to the intellectual property surrounding this asset. On September 14, 2009, all conditions of the acquisition were satisfied and accordingly, the Company paid the consideration of 27,000,000 shares of its common stock and gained all rights of ownership to the Websafety software technology.

Although, E. Denton Jones, who is the manager of Texas Atlantic which owns the majority of Blindspot prior to the asset acquisition, is also a stockholder in WQN, Inc. the relationship does not meet the definition of a related party under FAS 57, Related Party Disclosures. Mr. Jones had a beneficial interest of approximately 5% of WQN, Inc at the time of the acquisition.

On June 30, 2008, prior to the acquisition, the Company had a license agreement with WQN, Inc. for the technology which gave the Company the non-exclusive right to use the technology on a world wide basis.

Immediately prior to the closing of the asset purchase on September 14, 2009, the Company had 27,352,857 shares of its common stock outstanding. The issuance of the 27,000,000 shares of common stock to WQN, Inc. in consideration for the Websafety technology constituted 49.7% of the outstanding common stock. While the issuance of the stock represented 49.7% of the common stock, the acquisition constituted approximately 45% of the voting rights giving effect to the conversion of the preferred stock’s voting rights into common stock.

The 8K filed on July 2, 2009 was erroneous in stating that WQN “essentially obtained control of our Company” as a result of this transaction. It was not the intention of the Company nor does the facts and circumstances support the relinquishment of control of the Company.

In structuring the transaction with WQN, the Company considered the form and the substance of the asset purchase to ensure that the pre-existing stockholders retained control of the direction of the Company.  Specifically, the guidance provided in paragraph 17 of FAS 141R, “Business Combinations” pertaining to the identification of the accounting acquirer was consulted.  The Company considered some of the relevant facts as follows:

The consideration given to WQN for the purchase of the asset in the form of the common stock of 27,000,000 shares resulted in WQN holding a minority position in the Company;

The employment agreements entered into with B. Michael Adler and Dr. Clifton H. Jolley whereas they were to receive stock compensation in the amount of 1,500,000 were intended to compensate them for future services provided to the Company. The shares are unvested and have no voting rights, until such time as certain performance measures have been achieved.

The individuals that hold the convertible preferred stock were stockholders of the Company. The preferred stock is convertible at the option of the holder. If converted on the date of the transaction, the preferred stock would convert into common stock in the amount of 5,124,002. This further reduces WQN’s minority position in both control and voting rights. Clearly, the Company retained the largest percentage of the voting rights.

After the acquisition of the asset, The Company appointed B. Michael Adler to the Board of Directors. The Board of Directors is currently comprised of 5 individuals. Of these individuals, 3 were members of the Company prior to the asset acquisition. One director was appointed independently. Members from the Company’s pre-existing board of directors still dominate the decision making authority of the Board of Directors.

After the asset acquisition, the Company appointed an officer of the Company. However, the senior management of the Company retained domination of the governing the day to operations.

Conclusion

Based on consideration of the above factors the Company has concluded that it had clearly retained control of the Company both by actual ownership and control of the decision making process. The Company also has concluded that it was the accounting acquirer pursuant to the guidance offered in paragraphs 15-17 in FAS 141R.

The company has also reviewed the transaction to determine whether the acquisition of the Websafety constituted an asset acquisition or the acquisition of a business. The Company considered the guidance contained  paragraph 9 of FAS 141 “Business Combinations” and paragraph 6 of EITF 98-3 “Determining whether a Non-Monetary Transaction Involves the Receipt of Productive Assets or of a Business”..

The Company believes this transaction did not constitute the acquisition of a business within the meaning of SFAS 141 and EITF 98-3.

Paragraph 9 of SFAS 141 states that … “a business combination occurs when an entity acquires assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities.”  The Company acquired all of the licensing rights from WQN on July 2, 2009.

EITF 98-3, paragraph 6, outlines the guidance to be followed in determining whether a “business” has been acquired in a transaction. Specifically it states that “For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which include the ability to sustain a revenue stream by providing its outputs to customers.”

Paragraph 6 goes on to enumerate elements of the inputs, processes and outputs characteristic of “transferred set of activities to conduct normal operations” as follows:

Inputs

a.	Long-Lived Assets, including intangible assets, or rights to the use of long lived assets.

The Company did acquire the rights to use the asset.

b.	Intellectual Property

The Company did acquire the rights to use the asset.

c.	The ability to obtain access to necessary material or rights

The Company did acquire the rights to use the asset.

d.	Employees

The Company did not employ the principal officer of WQN.

Processes

The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes

The Websafety technology currently has no processes. The technology was not producing or generating revenue at the time of the purchase.

Outputs

e.	The ability to obtain access to the customers that purchase the outputs of the transferred set.

There was no market or existing customer base at the time of the acquisition by the Company.

Based on the above analysis and the lack of acquiring either processes or outputs for the technology, the Company concluded that it did not acquire a business within the definition of EITF 98-3.

6.	SEC Comment # 8

Note that in the event this transaction represents a business acquisition, financial statements and pro forma information may be required under Rules 8-04 and 8-05 of Regulation S-X. Furthermore, a Form 8-K reporting the transaction is required within 15 business days of the consummation meeting the 20% significance level or for any assets purchase meeting the 10% significance level.  Supplementally, advise us of your intent to provide/file this information.

Response to SEC Comment # 8

See response to comment # 7

Conclusion

Revisions will be made in conjunction with comment #7 above

7.	SEC Comment # 9

We urge all persons who are responsible for the accuracy and the adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the Company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with the Company’s responses to the SEC comments the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Response for SEC Comment # 9

We have included the above information.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response.  And, please feel free to contact either me with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Rowland Day
Rowland Day